File No. 82-4668

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2005
WASH. D.C. 213

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

05013423

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

15 December 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. System Three (Scotland) Limited – Company no. SC81084 – Annual Return for period ended 1 December 2005.
2. Infratest Burke International Services Limited – Company no. 2379938 – Annual Return for period ended 15 November 2005.
3. Infratest Burke Core Company Limited – Company no. 1322773 – Annual Return for period ended 1 December 2005.
4. TNS Luxembourg Zeta S.a.r.l. – Company no. 81658 – Form 692(1)(b) Return of alteration in the directors or secretary of an oversea company or in their particulars.
5. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) return of allotments of shares.
6. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) return of allotments of shares.
7. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) return of allotments of shares.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

PROCESSED
DEC 21 2005
THOMSON
FINANCIAL

Enc.

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\051215 - (Securities & Exchange Commission)(Annual Return)(Form 692 (1)(b))(Form 88(2)).doc

File No. 82-4668

RECEIVED
DEC 19 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

15 December 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. System Three (Scotland) Limited – Company no. SC81084 – Annual Return for period ended 1 December 2005.
2. Infratest Burke International Services Limited – Company no. 2379938 – Annual Return for period ended 15 November 2005.
3. Infratest Burke Core Company Limited – Company no. 1322773 – Annual Return for period ended 1 December 2005.
4. TNS Luxembourg Zeta S.a.r.l. – Company no. 81658 – Form 692(1)(b) Return of alteration in the directors or secretary of an oversea company or in their particulars.
5. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) return of allotments of shares.
6. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) return of allotments of shares.
7. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) return of allotments of shares.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\051215 - (Securities & Exchange Commission)(Annual Return)(Form 692 (1)(b))(Form 88(2)).doc

TNS House
Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

F/N: 82-4668

tns™

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

RECEIVED DEC 19 2005 PROCESSING SECTION 213

VIA Securicor Diamond

12 December 2005

Dear Sir/Madam

System Three (Scotland) Limited registered no. SC81084
Annual return for the period ended 1 December 2005

Infratest Burke International Services Limited registered no. 2379938
Annual return for the period ended 15 November 2005

Infratest Burke Core Company Limited registered no. 1322773
Annual return for the period ended 1 December 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with cheques for £30.00 and £60.00 respectively, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

c:\docume~1\jayshr~2\locals~1\temp\051212_form 363s.doc

F/N: 82-4668

Companies House
— for the record —

Company Name
SYSTEM THREE (SCOTLAND) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
SC81084

Information extracted from Companies House records on
11th November 2005

Section 1: Company details

Ref: SC81084/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	19 Atholl Crescent Edinburgh EH3 8HQ	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 Market research, opinion polling 9999 Dormant company	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		Uh 12.12.05

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 4: Details of Shareholders

F/N: 82-4668

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** PUBLIC ATTITUDE SURVEYS LTD	Name	
Address Rye Park House London Road High Wycombe Bucks HP11 1EP	Address UK Postcode	**Shares transferred by** PUBLIC ATTITUDE SURVEYS LTD
Shares held *Class* Ordinary *Number* 1000	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____

Company Number - SC81084

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~/ Secretary)

Date 13/12/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *1/12/2005*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st December 2006** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name DOROTHY GRAGONAH

Telephone number *inc code*

Address TNS WESTGATE LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc

London Corporate Service Centre

PO Box 39979 2 1/2 Devonshire Square London EC2M 4XJ

16-04-00

Date	Pay only *
18-NOV-05	COMPANIES HOUSE

£ *********60.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	SIX	ZERO

A/c Payee

For and on behalf of TNS UK Limited

Authorised Signatory Authorised Signatory

⑈038993⑈ 16⑉0400⑆ 20065011⑈

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc

London Corporate Service Centre

PO Box 39979 2 1/2 Devonshire Square London EC2M 4XJ

16-04-00

Date	Pay only *
16-NOV-05	COMPANIES HOUSE

£ *********30.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	THREE	ZERO

A/c Payee

For and on behalf of TNS UK Limited

Authorised Signatory Authorised Signatory

⑈038943⑈ 16⑉0400⑆ 20065011⑈

SYSTEM THREE (SCOTLAND) LTD – SC81084

INFRATEST BURKE CORE COMPANY LTD – 1322773

INFRATEST BURKE INTERNATIONAL SERVICES LTD

COMPANY No. 2379938

P/N.8 2 4668

RECEIVED
18 NOV 2005

The Company Secretary
SYSTEM THREE (SCOTLAND) LIMITED
19 Atholl Crescent
Edinburgh
EH3 8HQ

05561-00128

Companies House
— for the record —

Our Ref SC81084/03/10
Date 14th November 2005

37 Castle Terrace, Edinburgh EH1 2EB
Telephone 0870 3333636
Fax 0131 535 5820
DX ED235

2005 Annual Return for Company Number SC81084

Your company's 2005 Annual Return is attached to this letter. It shows the information Companies House held on **11th November 2005** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **1st December 2005 the return date**
- Reaches Companies House by **29th December 2005 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

P.T.O

London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

12 December 2005

Dear Sir/Madam

System Three (Scotland) Limited registered no. SC81084
Annual return for the period ended 1 December 2005

Infratest Burke International Services Limited registered no. 2379938
Annual return for the period ended 15 November 2005

Infratest Burke Core Company Limited registered no. 1322773
Annual return for the period ended 1 December 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with cheques for £30.00 and £60.00 respectively, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

c:\docume~1\jayshr~2\locals~1\temp\051212_form 363s.doc

Companies House

— for the record —

Company Name

INFRATEST BURKE CORE COMPANY LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

1322773

Information extracted from Companies House records on

5th November 2005

Section 1: Company details

Ref: 1322773/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**

Company Number - 1322773

Section 2: Details of Officers of the Company (continued) F/N.82-4668

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** PUBLIC ATTITUDE SURVEYS LTD	Name ______	
Address Rye Park House, London Road, High Wycombe, Buckinghamshire, HP11 1EF	Address ______ ______ ______ UK Postcode	**Shares transferred by** PUBLIC ATTITUDE SURVEYS LTD
Shares held *Class* Ordinary, *Number* 1000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
	Class ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 1522778

363s Annual Return Declaration

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________________ (Director / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *1/12/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st December 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: DOROTHY GBAGONAH

Telephone number *inc code*: __ __ __ __ __ __ __ __ __ __ __ __

Address:
TNS
WESTGATE
LONDON

Postcode: W5 1UA

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______________________

The Company Secretary
INFRATEST BURKE INTERNATIONAL
SERVICES LTD 99046-00194
Tns House
West Gate
London
W5 1UA

RECEIVED
31 OCT 2005

Companies House
— for the record —

Our Ref 2379938/03/10
Date 26th October 2005

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2005 Annual Return for Company Number 2379938

Your company's 2005 Annual Return is attached to this letter. It shows the information Companies House held on **22nd October 2005** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **15th November 2005 the return date**
- Reaches Companies House by **13th December 2005 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

SYSTEM THREE (SCOTLAND) LTD – SC 81084

INFRATEST BURKE CORE COMPANY LTD – 1322773

INFRATEST BURKE INTERNATIONAL SERVICES LTD

COMPANY No. 2379938

F/N.82-4668

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc

London Corporate Service Centre

PO Box 39979 2½ Devonshire Square London EC2M 4XJ

16-04-00

Date	Pay only *
18-NOV-05	COMPANIES HOUSE

£ ********60.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	SIX	ZERO

A/c Payee

For and on behalf of TNS UK Limited

Authorised Signatory — Authorised Signatory

038993 16-0400 20065011

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc

London Corporate Service Centre

PO Box 39979 2½ Devonshire Square London EC2M 4XJ

16-04-00

Date	Pay only *
16-NOV-05	COMPANIES HOUSE

£ ********30.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	THREE	ZERO

A/c Payee

For and on behalf of TNS UK Limited

Authorised Signatory — Authorised Signatory

038943 16-0400 20065011

London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

12 December 2005

Dear Sir/Madam

System Three (Scotland) Limited registered no. SC81084
Annual return for the period ended 1 December 2005

Infratest Burke International Services Limited registered no. 2379938
Annual return for the period ended 15 November 2005

Infratest Burke Core Company Limited registered no. 1322773
Annual return for the period ended 1 December 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with cheques for £30.00 and £60.00 respectively, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

c:\docume~1\jayshr~2\locals~1\temp\051212_form 363s.doc

Companies House
— for the record —

Company Name
INFRATEST BURKE
INTERNATIONAL SERVICES LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2379938

Information extracted from Companies House records on 22nd October 2005

Section 1: Company details

Ref: 2379938/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7413 Market research, opinion polling 9999 Dormant company	**SIC CODE** **Description**

Company Number - 2379938 | Section 2: Details of Officers of the Company (continued) | F/N: 82-4668

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __/__/____

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder **Name** INFRATEST BURKE INTERNATIONAL GMBH HOLDING	Name NFO EUROPE VERWALTUNGS GMBH	
Address Landsberger Strasse 338 Munich	Address LANDSBERGER STRASSE 338 MUNICH UK Postcode	**Shares transferred by** **INFRATEST BURKE INTERNATIONAL GMBH HOLDING**

Current details: Shares held — *Class*	*Number*	Amended details: Shares held — *Class*	*Number*	Shares transferred: *Class*	*Number*	*Date of transfer*
Ordinary	60000	ORDINARY	60,000	ORDINARY	60,000	13/03/2003
						__/__/____

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 13 / 12 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *15/11/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **15th November 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: DOROTHY GBAGONAH

Telephone number *inc code*:

Address: TNS, WESTGATE, LONDON

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA

Blueprint 2000
Company Secretary

692(1)(b)

Return of alteration in the directors or secretary of an oversea company or in their particulars.

CHFP010
This form should be completed in black

Company Number CN 81658

Company Name TNS LUXEMBOURG ZETA S.a.r.l

Appointment
(Turn over page for resignation and change of particulars).

Date of appointment — DA Day | Month | Year

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential address line.

Appointment of director — CD
Appointment of secretary — CS

Please mark the appropriate box.
If appointment is as director and secretary mark both boxes.

Name
*Style/Title
Forenames
Surname
*Honours etc
Previous forenames
Previous surname

Give previous forenames or surname except:
- for a married woman the name before marriage need not be given,
- for names not used since the age of 18 or for at least 20 years.

A peer or an individual known by a title may state the title instead of or in addition to the forenames and surname.

Usual residential address AD

Post town
County/region
Postcode — Country

Date of birth† — DO Day | Month | Year

Nationality† NA

In the case of an individual who has no business occupation but holds other directorships, give particulars of them.

Business occupation† OC
(if any), if none other directorships OD

A serving director etc. must also sign the form overleaf.

* Voluntary details † Directors only

Companies House
for the record

The Company Secretary
INFRATEST BURKE CORE COMPANY LTD
Tns House 04102-00747
West Gate
London
W5 1UA

Our Ref 1322773/03/10
Date 11th November 2005

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2005 Annual Return for Company Number 1322773

Your company's 2005 Annual Return is attached to this letter. It shows the information Companies House held on **5th November 2005** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **1st December 2005 the return date**
- Reaches Companies House by **29th December 2005 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

Westgate London W5 1UA

F/N 82-4668

The Royal Bank of Scotland plc
London Corporate Service Centre
PO Box 39979 2 1/2 Devonshire Square London EC2M 4XJ

16-04-00

Date	Pay only
18-NOV-05	COMPANIES HOUSE

£ ********60.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	SIX	ZERO

A/c Payee

For and on behalf of TNS UK Limited

Authorised Signatory Authorised Signatory

⑈038993⑈ 16⑆0400⑆ 20065011⑈

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc
London Corporate Service Centre
PO Box 39979 2 1/2 Devonshire Square London EC2M 4XJ

16-04-00

Date	Pay only
16-NOV-05	COMPANIES HOUSE

£ ********30.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	THREE	ZERO

A/c Payee

For and on behalf of TNS UK Limited

Authorised Signatory Authorised Signatory

⑈038943⑈ 16⑆0400⑆ 20065011⑈

F/N. 82-4666

SYSTEM THREE (SCOTLAND) LTD – SC81084

INFRATEST BURKE CORE COMPANY LTD – 1322773

INFRATEST BURKE INTERNATIONAL SERVICES LTD

COMPANY No. 2379938

W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

12 December 2005

Dear Sir/Madam

System Three (Scotland) Limited registered no. SC81084
Annual return for the period ended 1 December 2005

Infratest Burke International Services Limited registered no. 2379938
Annual return for the period ended 15 November 2005

Infratest Burke Core Company Limited registered no. 1322773
Annual return for the period ended 1 December 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with cheques for £30.00 and £60.00 respectively, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

c:\docume~1\jayshr~2\locals~1\temp\051212_form 363s.doc

Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SEC MAIL PROCESSING SECTION RECEIVED DEC 19 2005 WASH. D.C. 213

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

13 December 2005

Dear Sir/Madam

Please find enclosed the following: -

TNS Luxembourg Zeta S.a.r.l

1. Form 692 (1) (b)

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah

Encs.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 050101\Companies House\051213_let.doc

Blueprint 2000
Company Secretary

692(1)(b)

Return of alteration in the directors or secretary of an oversea company or in their particulars.

CHFP010
This form should be completed in black

Company Number CN 81658

Company Name TNS LUXEMBOURG ZETA S.a.r.l

Appointment
(Turn over page for resignation and change of particulars).

Date of appointment DA Day | Month | Year

NC

Appointment of director CD

Appointment of secretary CS

Please mark the appropriate box.
If appointment is as director and secretary mark both boxes.

Show the full forenames, **NOT INITIALS.** If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential address line.

Name *Style/Title

Forenames

Surname

*Honours etc

Give previous forenames or surname except:

- for a married woman the name before marriage need not be given,
- for names not used since the age of 18 or for at least 20 years.

Previous forenames

Previous surname

A peer or an individual known by a title may state the title instead of or in addition to the forenames and surname.

Usual residential address AD

Post town

County/region

Postcode Country

Date of birth† DO Day | Month | Year

Nationality† NA

In the case of an individual who has no business occupation but holds other directorships, give particulars of them.

Business occupation† OC

(if any), if none other directorships OD

A serving director etc. must also sign the form overleaf.

* Voluntary details † Directors only

Resignation

This includes any form of ceasing to hold office e.g. death or removal from office).

Date of resignation	DR	Day 02 Month 07 Year 2004
Resignation etc. as director	XD	X
Resignation etc. as secretary	XS	

Please mark the appropriate box. If resignation etc., is as director and secretary mark both boxes

Forenames: EDWARD FREDERICK

Surname: HOEFLING

Date of birth (directors only): DO Day 17 Month 07 Year 1952

If cessation is other than resignation, please state reason (e.g. death)

Change of particulars

Complete this section in all cases where particulars have changed and then the appropriate section below.

Date of change of particulars: DC Day Month Year

Change of particulars as director: ZD

Change of particulars as secretary: ZS

Please mark the appropriate box. If change of particulars etc., is as director and secretary mark both boxes

Forenames / Surname (names previously notified to Companies House)

Date of birth (directors only): DO Day Month Year

Change of name (enter new name)

Forenames: NN

Surname

Change of usual residential address (enter new address)

AD

Post town

County/region

Postcode ______ Country ______

Other Change *(please specify)*

A serving ~~director~~ / secretary / ~~person authorised must sign the form below.~~

Signature

Signed [signature] Date 13/12/05

After signing please return the form to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ
for companies registered in England and Wales

or **Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland

If the company establishes a place of business both in England and Wales and in Scotland a separate form must be sent to each Registrar.

To whom should Companies House direct any enquiries about the information on this form?

DOROTHY GBAGONAH, TNS, WESTGATE, LONDON, W5 1UA

Tel 020 8967 4655

London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

13 December 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose a form 88(2) for the allotment of shares. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah

Encs.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 050101\Companies House\051207_88(2).doc

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	11	2005	30	11	2005

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	50,000	25,370	4,500
Nominal value of each share	5 PENCE	5 PENCE	5 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	184 PENCE	136.75 PENCE	136.75 PENCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: CAZENOVE NOMINEES LTD	ORDINARY	75,370
Address: PARTICIPANT ID 142 CO DESIGNATED ESOS MEMBER A/C ESO 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name: BANK OF NEW YORK	ORDINARY	4,500
Address: CREST ID BO 01 ONE CANADA SQUARE LONDON		
UK postcode: E14 5AL		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 13/12/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOROTHY GBAGONAH, COMPANY SECRETARIAL ASSISTANT
TNS, WESTGATE, LONDON W5 1UA
Tel 020 8967 4655
DX number DX exchange

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	11	2005	30	11	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	18,997		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	2.00 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: THOMAS WILLIAMS	ORDINARY	1,383
Address: 39 STAGS WAY, OSTERLEY, ISLEWORTH		
UK postcode: TW7 5PG		
Name: EMMA STARLING	ORDINARY	843
Address: 8 THE CHIMES, HIGH WYCOMBE		
UK postcode: HP12 3HR		
Name: STEPHEN LEWIS	ORDINARY	675
Address: 89 WALSBY DRIVE, GROVEHURST, SITTINGBOURNE, KENT		
UK postcode: ME10 2TU		
Name: EDMUND BUCKLEY	ORDINARY	3,375
Address: 42 NORTHCOTE ROAD, EALING, LONDON		
UK postcode: W5 3UT		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 13/12/05

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name CAREN THOMPSON Address 35 ACRES END AMERSHAM BUCKS UK postcode HP7 9DZ	ORDINARY	1,350
	Class of shares allotted	Number allotted
Name JUDITH PASSINGHAM Address LANSDOWNE COTTAGE LANSDOWNE TERRACE 59 UXBRIDGE ROAD RICKMANSWORTH UK postcode WD3 2DQ	ORDINARY	742
	Class of shares allotted	Number allotted
Name ANGELA GOSSINGTON Address 372 CHARLTON ROAD CARLSHALTON SURREY UK postcode SM5 3PT	ORDINARY	2,700
	Class of shares allotted	Number allotted
Name JULIA GOSS Address 21 THE LANDWAY KEMSING SEVENOAKS KENT UK postcode TN15 6TG	ORDINARY	1,687

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13 DEC 05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: GILLIAN McLEAN Address: 25 LAUGHTON ROAD, NORTHOLT MIDDLESEX UK postcode: UB5 5LL	ORDINARY	843
Name: TAZMIN LALANI Address: 1 WADHAM GARDENS, GREENFORD, MIDDLESEX UK postcode: UB6 0BP	ORDINARY	3,375
Name: JILL CROOKES Address: 67 BELLEVUE ROAD, EALING, LONDON UK postcode: W13 8DF	ORDINARY	1,687
Name: CHRISTINE COURTNEY Address: 52 ARGYLE ROAD, EALING, LONDON UK postcode: W13 8AA	ORDINARY	337

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13 DEC 05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	11	2005	30	11	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	609		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	164 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: DENHAM STEYNOR	Class of shares allotted	Number allotted
Address: 24 THURNHAM WAY, TADWORTH, SURREY		
UK postcode: KT20 5PR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ Date 13 DEC 05

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOROTHY GBAGONAH, COMPANY SECRETARIAL ASSISTANT
TNS, WESTGATE, LONDON W5 1UA
Tel 020 8967 4655
DX number DX exchange